SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Ringer Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

766907 10 9
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  766907 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    394,231
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 394,231
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             394,231

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries which join Norwest Corporation in disclaiming beneficial ownership is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Ringer Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           9959 Valley View Rd.
           Minneapolis, MN  55344

Item 2(a)  Name of Person Filing:

           Norwest Corporation

Item 2(b)  Address of Principal Business Office:

           Norwest Center
           Sixth and Marquette
           Minneapolis, MN  55479-1026

Item 2(c)  Citizenship:

           Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           766907 10 9

Item 3 Norwest Corporation is a Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G).



Item 4     Ownership:

           (a) Amount beneficially owned: 394,231 shares (consists solely of shares deemed to be beneficially owned by Norwest Corporation through its subsidiaries)

           (b)  Percent of class:  Less than 5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  394,231

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  394,231

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

           Norwest Corporation and its subsidiaries disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that any of them is a beneficial owner of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.



Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 7, 1996

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiary listed below, which is an indirect subsidiary of Norwest Corporation.

Norwest Growth Fund, Inc. is a small business investment company filing pursuant to Rule 13d-1(c).